Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Operations Leadership Team Announced We’ve reached another important milestone in our efforts to prepare to combine our airlines. Today we announced our leadership team for the new American Airlines operations group reporting to COO Robert Isom. They are: Robert Isom EVP, Chief Operating Officer Kerry Hester Suzanne Boda Art Torno Tim Campbell David Seymour Kenji Hashimoto Paul Morell SVP, Customer SVP, Asia, Canada, SVP, Mexico, Caribbean, Integration Consultant/ SVP, Regional Interim VP, Safety, Experience Europe & Cargo Latin America SVP, Air Operations Carriers Security and Environmental Programs Carol Wright Jim Butler VP, Customer go Planning Hector Adler Paul Wroble Pedro Fabregas VP, InFlight Services President, Eagle Tim Lindemann VP, Reservations Open Position* Steve Farrow VP, Flight President, Piedmont Donna Paladini VP, Stations Kimball Stone Keith Houk VP, IOC/OCC VP, Engineering & President, PSA Quality Tim Ahern Ed Bular VP, Gateways & Note: The stations below have officer SVP, Single Hub Coordination assignments while Tim is the officer Operating Certificate (Temporary) assigned to DCA, LAX, JFK and PHX. Read Robert Isom’s letter Art Pappas Franco Tedeschi Marilyn DeVoe Terri Pope Bob Ciminelli VP, Dallas/Ft. Worth VP, Chicago VP, Miami VP, Charlotte VP, Philadelphia announcing his team on New Jetnet and Wings. Additionally, the following officers will be acting in The leadership teams of both companies appreciate the transition roles. Their expertise will help ensure that the care and dedication with which the integration planning new American has a successful take off after the close of groups are approaching the planning process, and we will the combination. They include Captain Ed Bular, David continue to keep you updated on future developments. Campbell, Fred Cleveland, Lauri Curtis, Ken Durst, Dion In the meantime, let’s be sure to congratulate Flannery, John Hutchinson, Don Langford, Bob Maloney and support these individuals in their respective and Captain Paul Morell. appointments. * Captain Lyle Hogg and Captain John Hale will remain in their respective VP of Flight positions until the combined organization is developed. ** Bill Cavitt and Kevin Brickner will remain in their current Engineering and Quality roles at their respective airlines. 1 corp.comm@aa.com Send us your questions! corporate.communications@usairways.com

Meet our Leaders Kerry Hester Carol Wright Tim Lindemann &gt; Role at the new American: SVP, &gt; Role at the new American: VP, Customer &gt; Role at the new American: VP, Customer Experience Planning Reservations and Customer Planning &gt; Responsibilities after close: Kerry &gt; Responsibilities after close: Carol will &gt; Responsibilities after close: Tim will will coordinate the overall customer oversee all planning functions for manage American?s Reservations centers, experience to ensure that we deliver customer-facing operating groups, with a focus on efficient and friendly reliability and convenience before, during provide analytical support to operating service and centralized support. and after travel. decisions, measure performance against &gt; Current position: VP, Reservations and &gt; Current position: SVP, Customer goals and lead efforts to offer best-in- Customer Planning, US Airways Experience, US Airways class service recovery. &gt; Years at US Airways: 22, including 14 at &gt; Years at US Airways: 6 &gt; Current position: VP, Customer Planning, America West &gt; Education: BA in Economics from Tulane American Airlines &gt; Education: BS in Finance from the University and an MBA from the Stephen &gt; Years at American: 25 University of Wisconsin and an MBA M. Ross School of Business at the &gt; Education: BA degree from Colorado from the W. P. Carey School of Business University of Michigan. College and master?s degree in at Arizona State University. &gt; Did you knowKerry is planning not one, Management from Northwestern &gt; Did you knowTim and his 14-year-but two mergers. In addition to AA- University. old son swam from Alcatraz Island to US, she?s also planning her November &gt; Did you knowCarol was an extra in the downtown San Francisco and from one wedding. She?s also a newly certified TV movie ?Miracle on Ice? starring Karl side of the Golden Gate Bridge to the SCUBA diver. Malden and Andrew Stevens. other one weekend in April this year. Donna Paladini Tim Ahern Bob Ciminelli &gt; Role at the new American: VP, Stations &gt; Role at the new American: VP, Gateways &gt; Role at the new American: VP, PHL &gt; Responsibilities after close: Donna will and Hub Coordination &gt; Responsibilities after close: Bob will be lead safe and reliable airport operations &gt; Responsibilities after close: Tim will have responsible for PHL. for all domestic non-hub stations. responsibility for airport operations in &gt; Current position: VP, PHL Hub, US Airways &gt; Current position: VP, Airport Customer Los Angeles, New York, Phoenix and &gt; Years at US Airways: 5 in addition to 29 Service and Ops Support, US Airways Washington, D.C., and will coordinate at American Airlines &gt; Years at US Airways: 31 with leaders to deliver safe, reliable and &gt; Education: Bob attended the University &gt; Education: BS in business administration consistent operations at American?s of Buffalo. from Robert Morris College in largest airports. &gt; Did you knowThe captain of the USS Pittsburgh. &gt; Current position: VP, New York and John C. Stennis invited Bob aboard for 24 &gt; Did you knowDonna and husband Joe International, American Airlines hours. Bob?s plane took off and landed have 23-year-old twins. Elizabeth lunched &gt; Years at American: 35 on the carrier. The landing would have and danced with Warren Buffet and &gt; Education: BS degree in Aviation and been aborted, but luckily, the fourth wire Joseph was involved in filming a ?Diners, Business Administration from Dowling caught the plane. Drive-Ins and Dives? episode for the College. Food Network! &gt; Did you knowTim fell in love with his wife of 33 years the first time he saw her. 2 corp.comm@aa.com Send us your questions! corporate.communications@usairways.com

Meet our Leaders Marilyn DeVoe Art Pappas Terri Pope &gt; Role at the new American: VP, MIA &gt; Role at the new American: VP,DFW &gt; Role at the new American: VP, CLT &gt; Responsibilities after close: Marilyn will &gt; Responsibilities after close: Art will be &gt; Responsibilities after close: Terri will be be responsible for MIA. responsible for DFW. responsible for CLT. &gt; Current position: VP, MIA, American &gt; Current position: VP, DFW, American &gt; Current position: VP, CLT Hub, US Airlines Airlines Airways &gt; Years at American: 36 &gt; Years at American: 37 &gt; Years at US Airways: 30 &gt; Education: BS in Finance from the &gt; Education: BA in Psychology from the &gt; Aviation career: Terri began her career University of Rhode Island. State University of New York at Buffalo. at US Airways working for Air Kentucky &gt; Did you knowMarilyn met her husband &gt; Did you knowArt went skydiving once Airlines, an Allegheny commuter carrier. when she was in a car accident. He was with 12 colleagues and less than 10 &gt; Did you knowTerri?s airline career has the police officer at the scene who cited minutes of training. It didn?t go well and spanned 11 cities, eight states and 13 her as ?following too close at an unsafe each person, in their own special way, airports. At age 19, she passed on a flight speed.? Marilyn contested that ? and suffered some sort of injury or indignity. attendant position offer at American. won! ? and found her husband in the process. Franco Tedeschi Art Torno Suzanne Boda &gt; Role at the new American: VP, ORD &gt; Role at the new American: SVP, Mexico, &gt; Role at the new American: SVP, Asia, &gt; Responsibilities after close: Franco will Caribbean, Latin America Canada, Europe (ACE) and Cargo oversee ORD. &gt; Responsibilities after close: Art?s &gt; Responsibilities after close: Suzanne will &gt; Current position: VP, ORD, American portfolio will include the airline?s growing oversee international operations in ACE, Airlines presence in these regions, coordinating and cargo operations. &gt; Years at American: 23 all aspects of the business, including &gt; Current position: SVP, Airport Customer &gt; Education: Associate degree in Science airport operations and strategic Service, International and Cargo, US and General Studies from Reid Kerr initiatives. Airways College and an associate degree in &gt; Current position: VP, Mexico/Caribbean/ &gt; Years at US Airways: 5 Science Aviation from East Surry College. Latin America, American Airlines &gt; Education: Suzanne holds a BA in Asian &gt; Did you knowFranco has lived in 10 &gt; Years at American: 34 studies and in Spanish from Gustavus different cities worldwide but has never &gt; Education: BS degree in Business Adolphus College in St. Peter, Minn. lost the distinctive accent he had as a son Administration from LaSalle University. &gt; Did you knowSuzanne is an avid of Italy who moved to the UK at a very &gt; Did you knowArt put himself through environmentalist working to restore a young age. college by making Philly cheesesteaks, lake in Minnesota to its natural state. hoagies and Italian Water Ice every summer and holiday since age 15. corporate.communications@usairways.com Send us your questions! corp.comm@aa.com 3

Meet our Leaders Jim Butler Tim Campbell Hector Adler &gt; Role at the new American: President, &gt; Role at the new American: Integration &gt; Role at the new American: VP, InFlight Cargo Consultant/SVP, Air Operations Services &gt; Responsibilities after close: Jim will be &gt; Responsibilities after close: Tim will &gt; Responsibilities after close: Hector will responsible for all aspects of the global lead the integration of the IOC/OCC, be responsible for all aspects of the cargo business. Flight and InFlight teams, as well as crew customer experience during flight and &gt; Current position: Managing Director, resources, operations planning and lead the flight attendant work force. Corporate Planning and Performance, performance engineering functions. &gt; Current position: VP, InFlight Services, American Airlines &gt; Current position: Founder, President and US Airways &gt; Years at American: 17 CEO of Mountain Vista Consulting, LLC &gt; Years at US Airways: 4, in addition to 15 &gt; Education: BS in Hotel Management &gt; Education: BS in Aerospace Engineering at American from Cornell University and an MBA from the University of Michigan and an &gt; Education: MA in Literature from New from Northwestern University?s Kellogg MBA from Seattle University. York University and a BA in Liberal Arts School of Management. &gt; Did you knowTim and his wife Keli from City University of New York. &gt; Did you knowJim is of Peruvian homeschooled their youngest child in &gt; Did you knowHector lived in descent, fluent in Spanish and has lived in southern Spain during a five-month Argentina, Brazil, Switzerland and the five different countries. sabbatical. Their adult children will never Philippines while his father was in the forgive their parents for not allowing foreign service. them to tag along. Captain Kimball Stone Kenji Hashimoto Pedro F?bregas &gt; Role at the new American: VP, IOC/OCC &gt; Role at the new American: SVP, Regional &gt; Role at the new American: President, &gt; Responsibilities after close: Kimball Carriers American Eagle Airlines will have responsibility for American?s &gt; Responsibilities after close: Kenji will &gt; Responsibilities after close: Pedro will operations control center function and oversee wholly owned subsidiaries lead wholly owned subsidiary American will oversee the integration of related American Eagle Airlines, PSA and Eagle Airlines, Inc. functions at both airlines. Piedmont, and regional affiliates that &gt; Current position: SVP, Customer &gt; Current position: Managing Director, operate as Eagle and US Airways Express. Services, American Eagle Airlines Integrated Operations Center, American &gt; Current position: President, Cargo, &gt; Years at American: 30 Airlines American Airlines &gt; Education: BA in Administration and &gt; Years at American: 24 &gt; Years at American: 14 Finance from the University of the &gt; Education: BS in Business Administration &gt; Education: BS degree in Physics from Sacred Heart (Puerto Rico) and a Master from Breyer University. Harvey Mudd College and an MBA in of Arts from the University of Miami &gt; Did you knowKimball raced off-road Finance from Northwestern University?s School of Business Administration. motorcycles competitively until a few years Kellogg School of Management. &gt; Did you knowPedro started at ago when he succumbed to injury or better &gt; Did you knowKenji once booked a American at the SJU ticket counter after judgment. He remains a motorsports modeling job. Everything but his hand 10 attempts to land a job while he was enthusiast from the grandstands. was cropped out of the final ad. under 18. 4 corp.comm@aa.com Send us your questions! corporate.communications@usairways.com

Meet our Leaders Steve Farrow Keith Houk &gt; Role at the new American: President, &gt; Role at the new American: President, Piedmont Airlines PSA Airlines &gt; Responsibilities after close: Steve will &gt; Responsibilities after close: Keith will lead lead wholly owned subsidiary Piedmont wholly owned subsidiary PSA Airlines. Airlines. &gt; Current position: President and CEO, &gt; Current position: President and CEO, PSA Airlines Piedmont Airlines &gt; Years at US Airways: 21 &gt; Years at US Airways: 27 &gt; Education: BA of Business Administration &gt; Education: Steve is a graduate of from Ohio University. After graduation, Dartmouth College and served 21 years he joined the United States Air Force in the U.S. Navy. (USAF) until he left in 1974 at the rank of &gt; Did you knowSteve has completed the Captain to join the airline industry. Marine Corps Marathon four times! &gt; Did you knowKeith took a trans- Atlantic flight in the cockpit of a British Airways Concorde and recently flew on a Czechoslovakian fighter plane with a former member of the USAF?s Thunderbird team. David Seymour &gt; Role at the new American: SVP, Technical Operations &gt; Responsibilities after close: David will be responsible for all aspects of the airline?s technical operations, including line and base maintenance activities. &gt; Current position: SVP, Operations, US Airways &gt; Years at US Airways: 14, including 6 at America West &gt; Education: Master?s of Management in Marketing and Transportation from Kellogg Graduate School of Business, Northwestern University and a BS degree in Mathematical Science of Operations Research from the U.S. Military Academy. &gt; Did you knowDavid completed 1,200 sky dives and over 120 military jumps out of perfectly good airplanes, including a year he served on the U.S. Army Parachute Team, the ?Golden Knights.? Check marks the spot...for another merger milestone! Last Friday, US Airways held its Annual Meeting of Shareholders where shareholders overwhelmingly approved the proposed combination of American and US Airways. This is a major milestone in the merger process and keeps us on track to complete the transaction in the third quarter of 2013. We owe it all to you ? we continue to make excellent progress preparing for the new American thanks to hard work of American and US Airways employees. Paul Wroble Bill Collins &gt; Role at the new American: VP, Line &gt; Role at the new American: VP, Base Maintenance Maintenance &gt; Responsibilities after close: Paul will &gt; Responsibilities after close: Bill?s assume responsibilities for all line responsibilities will include aircraft and maintenance operations. engine overhauls. &gt; Current position: VP, Maintenance &gt; Current position: VP, Base Maintenance, Operations, US Airways American Airlines &gt; Years at US Airways: 1 &gt; Years at American: 3 &gt; Education: BS in Aviation Technology &gt; Education: BS in Electrical Engineering from Purdue University and an MBA from the Rochester Institute of from Northwestern University?s Kellogg Technology and completed the Kellogg Graduate School of Management. He is School of Management Executive also a licensed A&P mechanic. Development Program at Northwestern &gt; Did you knowPaul tours and hikes University. remote Pacific World War II battlefields &gt; Did you knowBill bought, transferred and has been to Saipan, Guam, Tinian, and developed high tech nuclear Corregidor and the Bataan Peninsula. technology in the former Soviet Union shortly after the 1991 Soviet coup d??tat. corporate.communications@usairways.com Send us your questions! corp.comm@aa.com 5

Love me legal Following is legal language, which we?re required to print on each internal and external publication related to the merger. Cautionary Statement Regarding Forward-Looking Statements This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as ?may,? ?will,? ?expect,? ?intend,? ?anticipate,? ?believe,? ?estimate,? ?plan,? ?project,? ?could,? ?should,? ?would,? ?continue,? ?seek,? ?target,? ?guidance,? ?outlook,? ?forecast? and other similar words. These forward-looking statements are based on AMR?s and US Airways? current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: the challenges and costs of the proposed transaction, including integrating operations and achieving anticipated synergies; the price of, market for and potential market price volatility of common stock of the ultimate parent entity following the closing of the proposed transaction; significant liquidity requirements and substantial levels of indebtedness of the combined company following the closing; potential limitations on the use of certain tax attributes following the closing; failure of the proposed transaction to be completed; and other economic, business, competitive, and/or regulatory factors affecting the business of the combined company after the closing and the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the ?Risk Factors? and ?Management?s Discussion and Analysis of Financial Condition and Results of Operations? sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law. Stay in the Know We?ll continue sending you updates to keep you informed. In the meantime, please visit: New Jetnet (newjetnet.aa.com) or Wings (wings.usairways.com) www.newAmericanarriving.com ? a website dedicated to the new American Airlines Follow us on Twitter at @AmericanAir, @USAirways & @USemployees, and on Facebook (AmericanAirlines & US Airways) Questions: corp.comm@aa.com or corporate.communications@ usairways.com Additional Information and Where to Find It This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. AMR Corporation (?AMR?) has filed with the Securities and Exchange Commission (?SEC?) a registration statement on Form S-4, which includes a proxy statement of US Airways Group, Inc. (?US Airways?) that also constitutes a prospectus of AMR, and US Airways has filed with the SEC its definitive proxy statement on Schedule 14A. AMR and US Airways have mailed the proxy statement/prospectus to US Airways security holders. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT/ PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about AMR and US Airways through the website maintained by the SEC at http://www.sec. gov. Copies of the documents filed with the SEC by US Airways can be obtained free of charge on US Airways? website at www. usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR can be obtained free of charge on AMR?s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com Arrivals July 15, 2013 ISSUE 22 Past issues available on new Jetnet and Wings 6 corp.comm@aa.com Send us your questions! corporate.communications@usairways.com